Exhibit 1

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS AT THE ANNUAL ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VISTA OIL & GAS, S.A.B. DE C.V., HELD ON APRIL 27TH, 2021

In Mexico City, Mexico, at 10:00 am on April 27th, 2021, the shareholders of Vista Oil & Gas, S.A.B. de C.V. (the “Company”), represented by Mr. Francisco José Grajales Pérez Rivero and Mr. Gizeh Vicente Polo Ballinas,, personally appeared at the meeting room located at Torre Virreyes, Pedregal No. 24, Piso 24, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo, in order to hold an Ordinary General Shareholders’ Meeting (the “Shareholders’ Meeting” or the “Annual Shareholders’ Meeting”), to which they were duly and previously called by means of the notice published on March 18th, 2020 through the Electronic System of Publications of Commercial Companies (Sistema Electrónico de Publicaciones de Sociedades Mercantiles) of the Ministry of Economy (Secretaría de Economía).

The teller (escrutador), after reviewing the deposit certificates (constancias de depósito) and other documents exhibited by the attendee to evidence its legal capacity, certified that 45,541,920 shares of the 87,878,455 outstanding shares (i.e. 51.82376044%) of the capital stock of the Company were duly represented. Therefore, the Annual Shareholders’ Meeting was declared as legally convened.

With respect to each of the items of the Agenda addressed and discussed in the Annual Shareholders’ Meeting, below are (i) the resolutions adopted in connection with such items of the Agenda, as well as (ii) the vote tally of the shares represented at such Shareholders’ Meeting.

FIRST ITEM OF THE AGENDA

Presentation, discussion and, if appropriate, approval of the Company’s Chief Executive Officer report prepared in accordance with Article 172 of the LGSM and Articles 28, section IV and 44, section XI of the Securities Market Law (Ley del Mercado de Valores; “LMV”), same which includes the presentation of the individual and consolidated financial statements of the Company, together with the external auditor´s report, in connection with the results and operations of the Company for the fiscal year ended on December 31, 2020, as well as the Board of Director’s opinion regarding the content of such report issued by the Chief Executive Officer of the Company.

Below is an excerpt of the resolution adopted at the Annual Shareholders’ Meeting in connection with the first item of the Agenda:

“For all legal purposes, the report issued by the Chief Executive Officer of the Company with respect to the results and operations of the Company for the period between January 1, 2020 to

December 31, 2020, rendered in accordance with Article 172 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), Articles 28, section IV and 44, section XI of the Securities Market Law (Ley del Mercado de Valores), in order to comply with the provisions of Article 28, section IV, subsection b) of the aforementioned Securities Market Law (Ley del Mercado de Valores) and Article Forty Second of the Company’s By-Laws is hereby deemed as submitted and approved, in the terms in which such report was made available to the shareholders of the Company.

Likewise, for all legal purposes, the opinion rendered by the Board of Directors of the Company regarding the content of the report submitted by the Company’s Chief Executive Officer and approved by the shareholders of the Company, as provided above, in compliance with Article 28, section IV, subsection c) of the Securities Market Law (Ley del Mercado de Valores) is hereby deemed as submitted and approved, in the terms in which such opinion was made available to the shareholders of the Company.

Lastly, for all legal purposes, the report issued by Mancera, S.C., Member of Ernst Young Global Limited as external auditor of the Company with respect to the consolidated financial statements of the Company and subsidiaries which comprise the statement of financial consolidated position as of December 31, 2020, and the related income statement, and other consolidated comprehensive income , the consolidated statement of changes in equity and the consolidated statement of cash flows for the period ended on such date, as well as the explanatory notes to the financial statements, including a summary of the significant accounting policies, stating that the consolidated financial statements present fairly, in all material aspects, the consolidated financial position of the Company and subsidiaries as of December 31, 2020, as well as its financial performance and cash flows for the period ended as of such date, in accordance with the International Financial Reporting Standards, in each case, in the terms in which such report was made available to the shareholders of the Company.”

With respect to the first item of the Agenda, the shareholders’ representative casted the proxy vote with respect to the 45,541,920 shares represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 42,042,183 shares, (ii) dissenting vote of 6,168 shares, and (iii) abstention of 3,493,569 shares.

SECOND ITEM OF THE AGENDA

Presentation, discussion and, if appropriate, approval of the Company’s Board of Directors report pursuant to Article 172, section b) of the LGSM, on the main accounting and reporting policies and criteria used by the Company in the preparation of its financial information.

Below is an excerpt of the resolution adopted at the Annual Shareholders’ Meeting in connection with the second item of the Agenda:

“For all legal purposes, the report prepared by the Board of Directors of the Company pursuant to Article 172, section b), of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) regarding the main accounting and reporting policies and criteria followed by the Company in the preparation of the financial information, is hereby deemed as submitted and approved in the terms in which such report was made available to the shareholders of the Company”.

With respect to the second item of the Agenda, the shareholders’ representative casted the proxy vote with respect to the 45,541,920 shares represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 42,090,986 shares, (ii) dissenting vote of 6,137 shares and (iii) abstention of 3,444,797 shares.

THIRD ITEM OF THE AGENDA

Presentation, discussion and, if appropriate, approval of the Company’s Board of Directors report on the operations and activities in which such Board of Directors intervened pursuant to Article 28, section IV, subsection e) of the LMV.

Below is an excerpt of the resolution adopted at the Annual Shareholders’ Meeting in connection with the third item of the Agenda:

“For all legal purposes, the report issued by the Board of Directors of the Company pursuant to Article 28, section IV, subsection e) of the Securities Market Law (Ley del Mercado de Valores) regarding to the operations and activities in which such Board of Directors intervened during the fiscal year ended on December 31, 2019, as provided in the Securities Market Law (Ley del Mercado de Valores), is hereby deemed as submitted and approved, and each and every one of the actions carried out by the Board of Directors of the Company in exercise of its authorities, as provided in such report, are hereby ratified, in the terms in which such report was made available to the shareholders of the Company”.

With respect to the third item of the Agenda, the shareholders’ representative casted the proxy vote with respect to the 45,541,920 shares represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 42,151,228 shares, (ii) dissenting vote of 6,137 shares, and (iii) abstention of 3,384,555 shares.

FOURTH ITEM OF THE AGENDA

Presentation, discussion and, if appropriate, approval of the annual reports of the chairmen of the Audit Committee and Corporate Practices Committee regarding the activities carried out by such committees pursuant to Article 43, subsections I and II of the LMV.

Below is an excerpt of the resolution adopted at the Annual Shareholders’ Meeting in connection with the fourth item of the Agenda:

“For all legal purposes, the report of the Audit Committee of the Company, rendered in terms of Article 43, subsections II of the Securities Market Law (Ley del Mercado de Valores) and Article Thirty Eighth of the Company’s By-Laws, with respect to the activities carried out by such Audit Committee during the period between January 1, 2020 to December 31, 2020, is hereby deemed as submitted and approved, and each and every action carried out by the Audit Committee of the Company in exercise of its authorities, as provided in such report, are hereby ratified, in the terms in which such report was made available to the shareholders of the Company. Likewise, for all legal purposes, the report of the Corporate Practices Committee of the Company, rendered in terms of Article 43, subsection I of the Securities Market Law (Ley del Mercado de Valores) and Article Thirty Eighth of the Company’s By-Laws, with respect to the activities carried out by such Corporate Practices Committee during the period between January 1, 2020 to December 31, 2020, is hereby deemed as submitted and approved, and each and every action carried out by the Corporate Practices Committee of the Company in exercise of its authorities, as provided in such report, are hereby ratified, in the terms in which such report was made available to the shareholders of the Company”.

With respect to the fourth item of the Agenda, the shareholders’ representative casted the proxy vote with respect to the 45,541,920 shares represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 45,179,344 shares, (ii) dissenting vote of 6,139 shares, and (iii) abstention of 356,437 shares.

FIFTH ITEM OF THE AGENDA

Proposal, discussion and, if applicable, approval, of the compensation plan for the members of the board of directors.

Below is an excerpt of the resolution adopted at the Annual Shareholders’ Meeting in connection with the fifth item of the Agenda:

“For all legal purposes, the compensation of the members of the Board of Directors of the Company, except for the President and the Chief Executive Officer of the Company, for the fiscal year of 2021, pursuant to the amounts and concepts approved for the 2018, 2019 and 2020 exercises, consisting of: (i) a payment corresponding to fees for an amount of US$80,000.00, payable in four quarterly installments; and (ii) the right to receive 20,000 Series “A” shares representing the variable portion of the capital stock of the Company, under the Long Term Incentive Plan of the Company is hereby approved, provided that, to be entitled to receive such compensation directors will be required to attend to at least four Board of Director’s meetings in the course of the fiscal year of 2021”.

With respect to the fifth item of the Agenda, the shareholders’ representative casted the proxy vote with respect to the 45,541,920 shares represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 26,911,279 shares, (ii) dissenting vote of 7,942,166 shares, and (iii) abstention of 10,688,475 shares.

SIXTH ITEM OF THE AGENDA

Appointment of delegates to comply with and, as appropriate, formalize the resolutions adopted at the Annual Shareholders’ Meeting; associated resolutions.

Below is an excerpt of the resolution adopted at the Annual Shareholders’ Meeting in connection with the sixth item of the Agenda:

“Messrs. Carlos Zamarrón Ontiveros, Gizeh Vicente Polo Ballinas, Diego Ernesto Aznar Gándara, Fernanda Cid Ortiz, Valentina Pliego Enciso, Daniela Roca Subero and Anamaría Melina Clares Pastrana are hereby appointed to, jointly or separately, personally or through a third party on their behalf, appear before the notary public of their choice if appropriate, to request and obtain the notarization, either in party or in whole, of these minutes of the Shareholders’ Annual Meeting, as well as to issue partial or complete copies or certified copies upon request of these minutes, prepare and execute notifications, notices, applications and any other document required under the applicable legal framework and carry out any necessary actions related to the matters approved in this Shareholders’ Annual Meeting”.

With respect to the sixth item of the Agenda, the shareholders’ representative casted the proxy vote with respect to the 45,541,920 shares represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 45,347,323 shares, (ii) dissenting vote of 5,637 shares, and (iii) abstention of 188,960 shares.

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